SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 11-K
                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1998




                         AMCORE FINANCIAL SECURITY PLAN
                            (Full title of the plan)


                             AMCORE FINANCIAL, INC.
          (Name of issuer of the securities held pursuant to the plan)


                        501 Seventh Street, P.O. Box 1537
                          Rockford, Illinois 61110-0037
                     (address of principal executive office)




Index of Exhibits on Page 3                                         Page 1 of 23

                         AMCORE FINANCIAL SECURITY PLAN


ITEM 1.  CHANGES IN THE PLAN

Forms S-8 Registration Statement under the Securities Act of 1933 filed with the Securities and Exchange Commission on November 26, 1986, contained detailed information concerning the AMCORE Financial Security Plan (Plan). On November 16, 1994, the Plan was amended to comply with certain provisions of the Unemployment Compensation Act of 1992 and the Revenue Reconciliation Act of 1993. The Plan was also amended to eliminate the minimum hour requirement necessary to share in employer contributions, update the hardship loan provisions, and add the option for participants to invest their contributions in AMCORE Financial, Inc. Common Stock, among other things. On August 23, 1996, the Plan was amended to provide for: (a) the daily valuation of account balances therein, and (b) full and immediate vesting for all participants terminating employment on or after January 2, 1996.

ITEM 2.  CHANGES IN INVESTMENT POLICY

There has been no change in the investment policy during 1998.

ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

Employer contributions made from 1994 through 1998 were $2,030,820, $2,232,782, $3,234,114, $2,482,430, and $1,153,839, respectively.

ITEM 4.  PARTICIPATING EMPLOYEES

There was a total of 1,335 employees participating in the Plan at December 31, 1998.

ITEM 5.  ADMINISTRATION OF THE PLAN

(a) The Plan is administered by AMCORE Financial, Inc. (Company). The Company's duties as Plan Administrator are overseen by the Plan Administrative Committee (Committee), which reports annually to the Company's Board of Directors.

(b)  Members of the Committee receive no compensation from the Plan.

ITEM 6.  CUSTODIAN OF INVESTMENTS

(a) The amounts deposited by participants and contributed by the Company are invested by AMCORE Investment Group, N.A. (AIG), f/k/a AMCORE Trust Company, as Trustee of the Plan and, in that capacity, AIG has custody of the Plan assets. AIG, a non-depository banking institution, is located at 501 Seventh Street, P.O. Box 1537, Rockford, Illinois 61110-0037.

(b)  There was no compensation paid by the Plan to AIG as trustee during 1998.

(c) AIG is named insured under the Company's Financial Institution Bond in the amount of $30,000,000, which covers, among other things, loss through dishonest or fraudulent acts of employees and loss of property through robbery, theft or forgery. It also maintains a Fiduciary Responsibility Insurance Policy in the amount of $3,000,000, which specifically covers AIG's fiduciary responsibility as Trustee and Custodian of the Plan.

ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

Each of the Plan's participants receive a written report of the amount of their deposit account and their respective company's contribution account as of the close of each quarterly valuation period. These reports show the participant's opening balance, their deposits, the Company's contribution on their behalf, changes in value resulting from income, investment gains and losses, transfers, withdrawls, and the balance as of the end of the period with respect to their interest in each of the investment funds.

ITEM 8.  INVESTMENT OF FUNDS

(a) All of the securities and mutual fund units purchased by AIG, as trustee of the Plan, are traded net of commissions. Consequently, total brokerage commissions attributable to the Plan are not determinable.

(b) The Plan's trustee from time to time selects brokers and dealers to execute transactions because of research services provided. Other factors, such as obtaining the best price for a particular transaction and the overall quality and reliability of the brokerage services made available, also affect the selection of brokers and dealers. Since commissions paid by the Plan trustee are individually negotiated in accordance with these several variables, with only an indeterminate portion allocable to Plan securities, the amount of transactions and related commissions attributable to research services on behalf of the Plan are not determinable.

ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS

                                                                           Page
                                                                           ----
INDEPENDENT AUDITOR'S REPORT                                                 1

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits                     2
         Statements of Changes in Net Assets Available for Benefits          6
         Notes to Financial Statement                                        8

SCHEDULES

Schedule of Investments Owned - Combined Funds                              15

ACCOUNTANT'S CONSENT

                                   SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                              AMCORE FINANCIAL SECURITY PLAN



                                              /s/ John R. Hecht
                                              --------------------------------
                                              John R. Hecht
                                              Executive Vice President and Chief
                                              Financial Officer for AMCORE
                                              Financial, Inc. Plan Administrator



Date:  June 29, 1999

                         AMCORE FINANCIAL SECURITY PLAN

                              Financial Statements

                           December 31, 1998 and 1997

                  (With Independent Auditors' Report Thereon)

                         AMCORE FINANCIAL SECURITY PLAN



                                TABLE OF CONTENTS



                                                                         PAGE

Independent Auditors' Report                                                1

Financial Statements:
     Statements of Net Assets Available for Benefits                        2

     Statements of Changes in Net Assets Available for Benefits             6

Notes to Financial Statements                                               8

SCHEDULES

1    Line 27(a) - Schedule of Assets Held for Investment Purposes          15

2    Line 27(d) - Schedule of Reportable Transactions                      16

                               [KPMG LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT



     To the Trustee and Participants
     AMCORE Financial Security Plan:


     We have audited the accompanying statement of net assets available for benefits of the AMCORE Financial Security Plan (the Plan) as of December 31, 1998, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits of AMCORE Financial Security Plan as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended were audited by other auditors whose report thereon dated June 2, 1998 expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's trustees. The fund information in the 1998 statement of net assets available for benefits and the 1998 statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                  /s/ KPMG LLP


     June 7, 1999
     Chicago, Illinois

                         AMCORE FINANCIAL SECURITY PLAN

                 Statement of Net Assets Available for Benefits

                               December 31, 1998



                                                                                      PARTICIPANT DIRECTED FUNDS
                                                      -----------------------------------------------------------
                                                                          VINTAGE
                                                        VINTAGE U.S.      LIMITED
                                                         GOVERNMENT        TERM         VINTAGE        VINTAGE
                                                         OBLIGATION        BOND          EQUITY       BALANCED
                                                            FUND           FUND           FUND          FUND
                                                      ----------------  ------------  -------------  ------------
Assets:
    Investments, at fair value:
      Common stock of AMCORE Financial, Inc.          $          --              --             --            --
      AMCORE Bank N.A., Rockford
        Common Trust Fund                                        --              --             --            --
      Money market deposits                               5,856,420              --             --            --
      Shares of registered investment
        companies                                                --       7,746,217     39,232,377     5,980,233
      Participants' notes                                        --              --             --            --
                                                      ----------------  ------------  -------------  ------------

            Total investments                             5,856,420       7,746,217     39,232,377     5,980,233
                                                      ----------------  ------------  -------------  ------------

    Receivables:
      Employer contributions                                     --              --             --            --
      Participant contributions                                  --              --             --            --
                                                      ----------------  ------------  -------------  ------------

            Total receivables                                    --              --             --            --
                                                      ----------------  ------------  -------------  ------------

            Total assets                                  5,856,420       7,746,217     39,232,377     5,980,233

Liabilities - accrued expenses                                   --              --             --            --
                                                      ----------------  ------------  -------------  ------------

            Net assets available for benefits         $   5,856,420       7,746,217     39,232,377     5,980,233
                                                      ================  ============  =============  ============

See accompanying notes to financial statements.

                                                                                  NON-PARTICIPANT
                                                                                  DIRECTED FUNDS
-----------------------------------------------------------------------------  -------------------
                                                VINTAGE                              EMPLOYER
    AMCORE          AMCORE                     AGGRESSIVE                            MATCHING
    STABLE          COMMON                       GROWTH                             CONTRIBUTION
    ASSET           STOCK         LOAN           STOCK         CONTRIBUTION           STOCK
    FUND            FUND          FUND            FUND             FUND                FUND             TOTAL
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------


          --      3,075,913           --               --               --           12,910,019       15,985,932

   8,185,921             --           --               --               --                   --        8,185,921
          --        121,998           --               --          170,868              520,096        6,669,382

          --             --           --        5,593,002               --                   --       58,551,829
          --             --      133,827               --               --                   --          133,827
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------

   8,185,921      3,197,911      133,827        5,593,002          170,868           13,430,115       89,526,891
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------


          --             --           --               --          100,932                   --          100,932
          --             --           --               --           66,506                   --           66,506
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------

          --             --           --               --          167,438                   --          167,438
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------

   8,185,921      3,197,911      133,827        5,593,002          338,306           13,430,115       89,694,329

          --             --           --               --                --                  --               --
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------

   8,185,921      3,197,911      133,827        5,593,002          338,306           13,430,115       89,694,329
=============   ============   ==========   ==============   ================  ===================  =============

                         AMCORE FINANCIAL SECURITY PLAN

                 Statement of Net Assets Available for Benefits

                               December 31, 1997



                                                                                       PARTICIPANT DIRECTED FUNDS
                                                      -----------------------------------------------------------
                                                                          VINTAGE
                                                          VINTAGE U.S.    LIMITED
                                                          GOVERNMENT       TERM         VINTAGE        VINTAGE
                                                          OBLIGATION       BOND          EQUITY       BALANCED
                                                             FUND          FUND           FUND          FUND
                                                      ----------------  ------------  -------------  ------------
Assets:
    Investments, at fair value:
      Common stock of AMCORE Financial, Inc.          $          --              --             --            --
      AMCORE Bank N.A., Rockford
        Common Trust Fund                                        --              --             --            --
      Money market deposits                               4,891,083              --             --            --
      Shares of registered investment
        companies                                                --       7,478,590     31,417,778     3,319,907
      Participants' notes                                        --              --             --            --
                                                      ----------------  ------------  -------------  ------------

            Total investments                             4,891,083       7,478,590     31,417,778     3,319,907
                                                      ----------------  ------------  -------------  ------------

    Receivables:
      Employer contributions                                     --              --             --            --
      Participant contributions                                  --              --             --            --
                                                      ----------------  ------------  -------------  ------------

            Total receivables                                    --              --             --            --
                                                      ----------------  ------------  -------------  ------------

            Total assets                                  4,891,083       7,478,590     31,417,778     3,319,907

Liabilities - accrued expenses                                   --              --             --            --
                                                      ----------------  ------------  -------------  ------------

            Net assets available for benefits         $   4,891,083       7,478,590     31,417,778     3,319,907
                                                      ================  ============  =============  ============

See accompanying notes to financial statements.

                                                                                NON-PARTICIPANT
                                                                                 DIRECTED FUNDS
----------------------------------------------------------------------------   ------------------
                                               VINTAGE                             EMPLOYER
   AMCORE          AMCORE                     AGGRESSIVE                           MATCHING
   STABLE         COMMON                        GROWTH                            CONTRIBUTION
   ASSET           STOCK         LOAN           STOCK          CONTRIBUTION         STOCK
    FUND           FUND          FUND            FUND              FUND              FUND               TOTAL
-------------   ------------   ----------   --------------  ----------------   ------------------   ------------


          --      3,173,395           --               --              --           13,531,640       16,705,035

   6,549,283             --           --               --              --                   --        6,549,283
          --        108,957           --               --          80,344              414,930        5,495,314

          --             --           --        3,853,414              --                   --       46,069,689
          --             --      165,804               --              --                   --          165,804
-------------   ------------   ----------   --------------  ----------------   ------------------   ------------

   6,549,283      3,282,352      165,804        3,853,414          80,344           13,946,570       74,985,125
-------------   ------------   ----------   --------------  ----------------   ------------------   ------------


          --             --           --               --       1,559,017                   --        1,559,017
          --             --           --               --          38,488                   --           38,488
-------------   ------------   ----------   --------------  ----------------   ------------------   ------------

          --             --           --               --       1,597,505                   --        1,597,505
-------------   ------------   ----------   --------------  ----------------   ------------------   ------------

   6,549,283      3,282,352      165,804        3,853,414       1,677,849           13,946,570       76,582,630

          --         14,318           --               --              --                   --           14,318
-------------   ------------   ----------   --------------  ----------------   ------------------   ------------

   6,549,283      3,268,034      165,804        3,853,414       1,677,849           13,946,570       76,568,312
=============   ============   ==========   ==============  ================   ==================   ============

                         AMCORE FINANCIAL SECURITY PLAN

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1998



                                                                                       PARTICIPANT DIRECTED FUNDS
                                                     ------------------------------------------------------------
                                                                          VINTAGE
                                                         VINTAGE U.S.     LIMITED
                                                         GOVERNMENT        TERM         VINTAGE        VINTAGE
                                                         OBLIGATION        BOND          EQUITY       BALANCED
                                                            FUND           FUND           FUND          FUND
                                                     ----------------  -------------  -------------  ------------
Investment income:
    Net appreciation (depreciation) in
      fair value of investments                      $          --           83,650      5,100,936       454,850
    Interest                                               241,049               --             --            --
    Dividend                                                    --          367,132      3,080,442       350,557
Contributions:
    Employer                                                    --               --             --            --
    Participants:
      Payroll withholding                                       --               --             --            --
      Rollovers                                                 --               --             --            --
                                                     ----------------  -------------  -------------  ------------

            Total additions                                241,049          450,782      8,181,378       805,407
                                                     ----------------  -------------  -------------  ------------

Benefits paid                                              405,888          424,212      3,247,172        36,573
Administrative expenses                                      1,205            1,810          8,220           889
                                                     ----------------  -------------  -------------  ------------

            Total deductions                               407,093          426,022      3,255,392        37,462
                                                     ----------------  -------------  -------------  ------------

            Net increase (decrease) prior
              to interfund transfers                      (166,044)          24,760      4,925,986       767,945

Net interfund transfers                                  1,127,540          214,916        753,564       335,086
Transfer of assets from merged plan                          3,841           27,951      2,135,049     1,557,295
                                                     ----------------  -------------  -------------  ------------

            Net increase (decrease)                        965,337          267,627      7,814,599     2,660,326

Net assets available for benefits:
    Beginning of year                                    4,891,083        7,478,590     31,417,778     3,319,907
                                                     ----------------  -------------  -------------  ------------

    End of year                                      $   5,856,420        7,746,217     39,232,377     5,980,233
                                                     ================  =============  =============  ============

See accompanying notes to financial statements.

                                                                                 NON-PARTICIPANT
                                                                                  DIRECTED FUNDS
-----------------------------------------------------------------------------  -------------------
                                               VINTAGE                               EMPLOYER
   AMCORE          AMCORE                     AGGRESSIVE                             MATCHING
   STABLE          COMMON                       GROWTH                             CONTRIBUTION
   ASSET           STOCK         LOAN           STOCK          CONTRIBUTION           STOCK
    FUND           FUND          FUND            FUND              FUND               FUND              TOTAL
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------


     371,191       (339,867)          --          665,995               --           (1,448,908)       4,887,847
          --          6,790       11,972               --            8,888               28,948          297,647
          --         69,133           --          335,062               --              294,724        4,497,050

          --             --           --               --        1,153,839                   --        1,153,839

          --             --           --               --        3,422,038                   --        3,422,038
          --             --           --               --          161,870                   --          161,870
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------

     371,191       (263,944)      11,972        1,001,057        4,746,635           (1,125,236)      14,420,291
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------

     378,866        325,576       25,771          657,123               --              846,786        6,347,967
       1,583            852           --              987               --                3,632           19,178
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------

     380,449        326,428       25,771          658,110               --              850,418        6,367,145
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------


      (9,258)      (590,372)     (13,799)         342,947        4,746,635           (1,975,654)       8,053,146

   1,290,626        466,416      (18,178)         686,505       (6,086,178)           1,229,703               --
     355,270         53,833           --          710,136               --              229,496        5,072,871
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------

   1,636,638        (70,123)     (31,977)       1,739,588       (1,339,543)            (516,455)      13,126,017


   6,549,283      3,268,034      165,804        3,853,414        1,677,849           13,946,570       76,568,312
-------------   ------------   ----------   --------------   ----------------  -------------------  -------------

   8,185,921      3,197,911      133,827        5,593,002          338,306           13,430,115       89,694,329
=============   ============   ==========   ==============   ================  ===================  =============

                         AMCORE FINANCIAL SECURITY PLAN

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1997

                                                                                     PARTICIPANT DIRECTED FUNDS
                                                  ---------------------------------------------------------------
                                                      AMCORE
                                                    VINTAGE U.S.          AMCORE          AMCORE        AMCORE
                                                    GOVERNMENT         VINTAGE FIXED      VINTAGE      VINTAGE
                                                    OBLIGATION         TOTAL RETURN       EQUITY       BALANCED
                                                       FUND                FUND            FUND          FUND
                                                  ---------------     ---------------   ----------   ------------
Investment income:
    Net appreciation in fair
      value of investments                        $          --           103,149        4,199,667       482,093
    Interest                                            206,417             9,626           20,898         1,347
    Dividend                                              2,872           378,764        3,252,728        76,825
Contributions:
    Employer                                                 --                --               --            --
    Participants:
      Payroll withholding                                21,651            35,239          129,789        10,911
      Rollovers                                             902             1,353            5,895            --
                                                  ---------------     ---------------   ----------   ------------

            Total additions                             231,842           528,131        7,608,977       571,176
                                                  ---------------     ---------------   ----------   ------------

Benefits paid                                           541,664           316,794          994,626        56,272
Administrative expenses                                   4,731             6,809           28,465         2,905
                                                  ---------------     ---------------   ----------   ------------

            Total deductions                            546,395           323,603        1,023,091        59,177
                                                  ---------------     ---------------   ----------   ------------

            Net increase (decrease) prior
              to interfund transfers                   (314,553)          204,528        6,585,886       511,999

Interfund transfers                                     367,662        (1,575,232)        (973,875)    2,807,908
                                                  ---------------     ---------------   ----------   ------------

            Net increase (decrease)                      53,109        (1,370,704)       5,612,011     3,319,907

Net assets available for benefits:
    Beginning of year                                 4,837,974         8,849,294       25,805,767            --
                                                  ---------------     ---------------   ----------   ------------

    End of year                                   $   4,891,083         7,478,590       31,417,778     3,319,907
                                                  ===============     ===============   ==========   ============

See accompanying notes to financial statements.


                                                                                NON-PARTICIPANT
                                                                                 Directed Funds
----------------------------------------------------------------------------   ------------------
                                                 Amcore                              Employer
     Amcore         Amcore                       Vintage                             Matching
     Stable         Common                     Aggressive                          Contribution
     Asset          Stock         Loan        Growth Stock     Contribution            Stock
      Fund           Fund         Fund            Fund              Fund               Fund              Total
 -------------  -------------- ----------   ---------------   --------------   ------------------  --------------
     350,329        946,587          --          703,038                --           3,879,495        10,664,358
       9,817          2,179      10,136            1,898            24,602               8,309           295,229
          42         56,814           4           61,212                --             241,480         4,070,741

          --             --          --               --         1,601,288             881,142         2,482,430

      33,116         13,541          --           28,240           689,415                  --           961,902
       1,353          1,711          --            5,895           260,504                  --           277,613
-------------  -------------   ---------   ----------------   ---------------  -------------------  -------------

     394,657      1,020,832      10,140          800,283         2,575,809           5,010,426        18,752,273
-------------  -------------   ---------   ----------------   ---------------  -------------------  -------------

     130,707         98,644      21,090           59,320                --             337,371         2,556,488
       5,956          2,763          --            3,450                --              11,419            66,498
-------------  -------------   ---------   ----------------   ---------------  -------------------  -------------

     136,663        101,407      21,090           62,770                --             348,790         2,622,986
-------------  -------------   ---------   ----------------   ---------------  -------------------  -------------


     257,994        919,425     (10,950)         737,513         2,575,809           4,661,636        16,129,287

    (757,881)         3,634      49,248          976,496          (897,960)                 --                --
-------------  -------------   ---------   ----------------   ---------------  -------------------  -------------

    (499,887)       923,059      38,298        1,714,009         1,677,849           4,661,636        16,129,287


   7,049,170      2,344,975     127,506        2,139,405                --           9,284,934        60,439,025
-------------  -------------   ---------   ----------------   ---------------  -------------------  -------------

=============  =============   =========   ================   ===============  ===================  =============
   6,549,283      3,268,034     165,804        3,853,414         1,677,849          13,946,570        76,568,312
=============  =============   =========   ================   ===============  ===================  =============

                         AMCORE FINANCIAL SECURITY PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997




  (1)   SIGNIFICANT ACCOUNTING POLICIES

              FINANCIAL STATEMENT PRESENTATION

              Since the AMCORE Financial Security Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), the Plan prepared its financial statements and schedules in accordance with the financial reporting requirements of ERISA rather than in accordance with Regulation S-X.

              VALUATION OF INVESTMENTS

              If available, quoted market prices are used to value investments. The Vintage funds are valued at quoted net asset values. Participants' notes are valued at face value. Investment in AMCORE Stable Asset Fund is valued at net asset value which is determined based on the fair value of the underlying investments.

              Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

              PAYMENT OF BENEFITS

              Benefits are recorded when paid.

              ACCOUNTING ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

  (2)   PLAN DESCRIPTION

        The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              GENERAL

              The Plan is a defined contribution plan covering substantially all employees of AMCORE Financial, Inc. (AFI) and participating subsidiaries, who have completed one year of service and have reached the age of 18. It is subject to the provisions of ERISA.

              CONTRIBUTIONS

              Participants may contribute up to five percent of their annual wages on a pretax basis. The employer will match the participants' contributions up to 5% of their annual wages with cash which is used to purchase AFI common stock. The maximum amount that an employee could contribute in 1998 and 1997 was $10,000 and $9,500, respectively.


                                       10                    (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997



              The employer contributes three percent of the participants' annual wages each year to a basic retirement account; these funds are set aside for retirement and, therefore, are not available for participant loans. At the discretion of the Board of Directors, the employer may make additional contributions to the Plan; this contribution may not exceed six percent of the participants' annual wages.

              PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and an allocation of the Employer's contribution and Plan earnings. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan provides for a maximum contribution to a participant's account in any plan year of the lesser of $30,000 or 25% of the participant's compensation.

              PAYMENT OF BENEFITS

              On termination of service, a participant may select one of several payment options. Withdrawals by a participant are fully taxable, except for the return of after tax contributions, if any.

              VESTING

              Participants are immediately vested in their accounts.

              INVESTMENT FUNDS

              The assets of the Plan are segregated and maintained in ten separate fund accounts consisting of the Vintage U.S. Government Obligation Fund, Vintage Limited Term Bond Fund, Vintage Equity Fund, Vintage Balanced Fund, AMCORE Stable Asset Fund, Common Stock Fund, Loan Fund, Vintage Aggressive Growth Stock Fund, Employer Matching Contribution Stock Fund, and Contribution Fund. Participants have the option to invest their account balance and contributions to their respective account in all of these funds except the Loan Fund, Employer Matching Contribution Stock Fund, and Contribution Fund in increments of five percent of their participating balance. Participants are limited to a maximum contribution of ten percent to the Common Stock Fund. Participants also have the option to change the allocation of their individual participant's balance daily.

              The Plan provides that fund assets be invested as follows:

                  Vintage U.S. Government Obligation Fund investments consist of U.S. government obligations, a money market mutual fund that invests in U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, bank certificates of deposit, and savings instruments.

                  Vintage Limited Term Bond Fund (formerly known as AMCORE Vintage Total Return Fund) investments consist of a mutual fund that invests in U.S. government obligations, bonds, debentures, commercial paper, bankers' acceptances, mortgages, and savings instruments which mature beyond one year.



                                       11                    (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997



                  Vintage Equity Fund investments consist of a mutual fund that invests primarily in large capitalization equity securities.

                  Vintage Balanced Fund invests in a mutual fund that invests in a blend of large capitalization equity and debt securities.

                  AMCORE Stable Asset Fund investments consist primarily of high quality fixed and variable rate insurance company contracts and common trust funds, as well as short-term investments. The Plan provides that a minimum of 50% of assets of this fund can be liquidated in 30 days and the remainder within 12 months.

                  AMCORE Common Stock Fund consists solely of AFI common stock. The employees have voting rights in all shares. Temporarily, assets are held in a money market fund until the AFI stock is purchased.

                  Loan Fund consists solely of loans made to participants for hardship reasons only such as: prevent foreclosure, pay college tuition, medical expenses not covered by insurance, and other unforeseeable hardships as approved by the Committee.

                  Vintage Aggressive Growth Stock Fund consists of a mutual fund that invests in relatively volatile small and mid-capitalization equity securities that are poised for above-average growth over the long term.

                  Employer Matching Contribution Stock Fund consists solely of AFI common stock. The employees have voting rights in all shares. Temporarily, assets are held in a money market fund until the AFI stock is purchased. The employer contributes to this fund in an amount equal to the pretax contributions made each pay period since the preceding accounting date by participants in the Plan.

                  Contribution Fund serves as a temporary account to accumulate contributions to be allocated to the other funds. This fund invests in money market instruments.



                                       12                    (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997



  (3)   INVESTMENTS

        The Plan's investments are stated at fair value at December 31, 1998 and 1997. Individual investments that represent five percent or more of the Plan's net assets at the beginning of the Plan year are separately identified.

                                                                                             1998             1997
                                                                                        ---------------  ---------------
        Investments at fair value as determined by quoted market price or net asset values:
               AMCORE Financial, Inc. common stock                                       $ 15,985,932       16,705,035
               Registered investment companies:
                 Vintage Limited Term Bond Fund                                             7,746,217        7,478,590
                 Vintage Equity Fund                                                       39,232,377       31,417,778
                 Vintage Aggressive Growth Stock Fund                                       5,593,002        3,853,414
                 Vintage Balanced Fund                                                      5,980,233        3,319,907
               Money Market deposits:
                 Vintage United States Government Obligations Fund                          6,027,288        4,971,427
                 Other                                                                        642,094          523,887
                                                                                        ---------------  ---------------

                                                                                           81,207,143       68,270,038
                                                                                        ---------------  ---------------

        Investments at estimated fair value:
            Common Trust Fund of AMCORE Bank N.A., Rockford -
               AMCORE Stable Asset Fund                                                     8,185,921        6,549,283
            Participants' notes at outstanding principal amount                               133,827          165,804
                                                                                        ---------------  ---------------

                                                                                            8,319,748        6,715,087
                                                                                        ---------------  ---------------

                   Total investments                                                     $ 89,526,891       74,985,125
                                                                                        ===============  ===============

        During the year ended December 31, 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $4,887,847 as follows:

        Investments at fair value as determined by quoted market price:
            AMCORE Financial, Inc. common stock                                                           $ (1,788,775)
            Shares of registered investment companies                                                        6,305,431
                                                                                                         ---------------

                                                                                                             4,516,656

        Investments at estimated fair value - common trust fund                                                371,191
                                                                                                         ---------------

                                                                                                          $  4,887,847
                                                                                                         ===============


                                       13                    (Continued)

                         AMCORE FINANCIAL SECURITY PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997




  (4)   TRANSACTIONS WITH RELATED PARTY

        All Plan investments are shares of registered investment companies, a common trust fund, and money market deposits which are managed by AMCORE Investment Group N.A., Rockford, which is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest.

  (5)   PLAN TERMINATION

        Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net income or loss to the date of termination, less any distribution expenses and liquidation costs, shall be distributed proportionately to the participants' accounts and participants will be entitled to receive the value of their accounts.

  (6)   PARTICIPANT LOANS

        Participants are eligible to obtain loans from the Plan in the event of financial hardship as defined by the Plan. The loans are limited to the lesser of $50,000 or 50% of the accrued benefit of the participant under the Plan, excluding the participant's accrued benefit attributable to the basic retirement account. Participants' loans in the Loan Fund are charged interest at a rate which is based on prime at the date of the loan and is fixed for the life of the loan. The loans are collateralized by the participants' vested interest in the Plan. All loans to participants are accounted for in the Loan Fund.

  (7)   INCOME TAX STATUS

        The Internal Revenue Service has determined and informed the employer by letter dated April 28, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
        (IRC). The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

  (8)   EXPENSES

        During the prior years some costs of administering the Plan were paid by the sponsor. Administrative expenses totaled $19,178 for the year ended December 31, 1998.

  (9)   TRANSFER OF ASSETS FROM MERGED PLAN

        On July 6, 1998 the assets of the First National Bancorp, Inc. Profit Sharing and 401(k) plan were merged with and into the AMCORE Financial Security Plan. The First National Bancorp, Inc. Profit Sharing and 401(k) plan was administered by First National Bancorp, Inc., a company acquired by AFI during 1997.

 (10)   SUBSEQUENT EVENT

        In 1999, the Company has amended the amount that participants may contribute to the Plan from five percent to ten percent of their annual wages or a maximum of $10,000 on a pretax basis.

                                                                    SCHEDULE 1
                         AMCORE FINANCIAL SECURITY PLAN

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1998


                                                                        NUMBER OF
                                                                        SHARES OR
                                                                        PRINCIPAL                           CURRENT
                                                                          AMOUNT             COST            VALUE
                                                                       --------------   ---------------  --------------
Common stock -
    AMCORE Financial, Inc. *                                                698,362        $ 8,669,975      15,985,932
                                                                                        ---------------  --------------

Common trust fund -
    Stable Asset Fund *                                                     430,159          7,710,285       8,185,921
                                                                                        ---------------  --------------

Money market deposits:
    Vintage U.S. Government
      Obligations Fund *                                                  6,027,288          6,027,288       6,027,288
    Fidelity Institutional Cash Portfolios U.S.
      Treasury Portfolio                                                    642,094            642,094         642,094
                                                                                        ---------------  --------------

             Total money market deposits                                                     6,669,382       6,669,382
                                                                                        ---------------  --------------

Shares of registered investment companies:
    Vintage Limited Term Bond Fund *                                        767,712          7,596,784       7,746,217
    Vintage Balanced Fund *                                                 377,064          5,291,174       5,980,233
    Vintage Equity Fund *                                                 1,786,538         34,427,305      39,232,377
    Vintage Aggressive Growth Stock Fund *                                  314,390          4,686,683       5,593,002
                                                                                        ---------------  --------------

             Total shares of registered
               investment companies                                                         52,001,946      58,551,829

Participants' notes                                                         133,827            133,827         133,827
                                                                                        ---------------  --------------

             Total investments                                                             $75,185,415      89,526,891
                                                                                        ===============  ==============

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.


See accompanying independent auditors' report.

                                                                    SCHEDULE 2

                         AMCORE FINANCIAL SECURITY PLAN

                Line 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998




Category (iii) - Series of transactions in the same security in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.

                                                                                                CURRENT
                                                                                                VALUE OF
                                                                                                ASSET ON
   IDENTITY OF                                         PURCHASE       SELLING      COST OF     TRANSACTION
  PARTY INVOLVED           DESCRIPTION OF ASSET          PRICE          COST        ASSET         DATE         GAIN
----------------------  --------------------------  --------------  -----------  ------------ -------------  ---------
Vintage Equity Fund         Registered Investment
                              Company                  $             6,109,675     5,742,280     6,109,675    367,395

Vintage Equity Fund         Registered Investment
                              Company                   8,823,338                  8,823,338     8,823,338         --
                                                       ===========  ===========  ============ =============  =========

See accompanying independent auditors' report